

December 27, 2013

Via E-mail
Michael J. Nicholson
Chief Financial Officer
Ann Inc.
7 Times Square
New York, NY 10036

> **Re:** **Ann Inc.**
> **Form 10-K for Fiscal Year Ended February 2, 2013**
> **Filed March 8, 2013**
> **Response Dated December 17, 2013**
> **File No. 001-10738**

Dear Mr. Nicholson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended February 2, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Sales and Sales Metrics, page 21

1.   We note your response to our prior comment 1. We continue to believe an investor's understanding of your sales trends and potential variability would be enhanced by your disclosure in future filings of sales and comparable sales in a manner that either separately quantifies the e-commerce activity or provides transparent disclosure regarding the impact of e-commerce sales on these metrics. Please provide us your proposed future disclosures. Please also provide us with your in-store sales, e-commerce sales and comparable store sales, excluding e-commerce, under Ann Taylor and LOFT

brands for each quarter in fiscal year ended February 2, 2013 and interim period ended November 2, 2013.

Item 8. Financial Statements and Supplementary Data

Note 1. Summary of Significant Accounting Policies, page 42

Segments, page 46

2.   We note your response to our prior comment 3. You indicate that your chief operating decision maker uses sales, comparable sales, gross margin dollars and gross margin rate to evaluate operating segment performance. Please confirm that none of the reports regularly received by your chief operating decision maker and/or your Board of Directors contain operating segment profit amounts lower than the gross margin level. If they do contain such amounts, please also provide us this information in the format requested in our prior comment, so that we may fully evaluate your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Suying Li at (202) 551-3335 or Rufus Decker, Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Rufus Decker for

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining